Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: October 17, 2013

To: All Canadian Securities Regulatory Authorities

**N Y S E**

**Subject: BELLATRIX EXPLORATION LTD.**

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

| | |
|---|---|
| Meeting Type : | Special Meeting |
| Record Date for Notice of Meeting : | November 05, 2013 |
| Record Date for Voting (if applicable) : | November 05, 2013 |
| Beneficial Ownership Determination Date : | November 05, 2013 |
| Meeting Date : | December 10, 2013 |
| Meeting Location (if available) : | Calgary, AB |
| Issuer sending proxy related materials directly to NOBO: | No |
| Issuer paying for delivery to OBO: | Yes |
| **Notice and Access (NAA) Requirements:** | |
| NAA for Beneficial Holders | No |
| NAA for Registered Holders | No |

**Voting Security Details:**

| Description | CUSIP Number | ISIN |
|---|---|---|
| COMMON SHARES | 078314101 | CA0783141017 |

Sincerely,

**Computershare**
Agent for BELLATRIX EXPLORATION LTD.